March 29, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles Therapeutics plc

Amendment No. 2 to Registration Statement on Form F-1

Filed March 25, 2021

CIK No. 0001830749

File No. 333-253735

Dear Mr. Edwards and Ms. Hayes:

This letter is confidentially submitted on behalf of Achilles Therapeutics plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, filed March 1, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated March 26, 2021, addressed to Iraj Ali, Ph.D. (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from the Registration Statement).

Registration Statement on Form F-1

Summary consolidated financial data, page 13

1.	Please revise this page to present pro forma and supplemental pro forma earnings per share information and its related notes consistent with that provided on page 116 and 117.

United States Securities and Exchange Commission

March 29, 2021

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of Amendment No. 3 to also provide to present pro forma and supplemental pro forma earnings per share information and its related notes consistent with that provided on pages 116 and 117.

Financial Statements, page F-1

2.

We note the added disclosure that the financial statements exclude the one-for-0.2526 reverse share split of all ordinary shares, except for N ordinary shares, and the one-for-0.1792 reverse share split of N ordinary shares that will be part of the company’s corporate reorganization to be effected immediately prior to and conditional on the completion of this offering. Please clarify if the historical financial statements and auditor’s opinion will be updated prior to effectiveness to reflect the reverse share splits and tell us how your intended presentation complies with SAB Topic 4C. If not, revise to provide pro forma earnings per share information in the footnotes to the financial statements and discuss the matter as part of your subsequent event note.

RESPONSE: The Company respectfully advises the Staff that the one-for-0.2526 reverse share split of all ordinary shares, except for N ordinary shares, and the one-for-0.1792 reverse share split of N ordinary shares that will be part of the Company’s corporate reorganization will not be effective until after the effectiveness of the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-4, F-30 and F-32 of Amendment No. 3 to provide pro forma earnings per share information in the footnotes to the financial statements and discuss the matter as part of its subsequent event note.

* * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq.

cc:	Iraj Ali, Ph.D., Achilles Therapeutics plc

Daniel C.C. Hood, Achilles Therapeutics plc

Sophie C. McGrath, Goodwin Procter LLP